                                                                    EXHIBIT 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway LLC and Subsidiaries
A wholly owned subsidiary of Yellow Roadway Corporation

The period December 12, 2003 to December 31, 2003;
with Report of Independent Auditors

                         Report of Independent Auditors

To the Board of Directors of Yellow Roadway Corporation:

We have audited the accompanying consolidated balance sheet of Roadway LLC and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, cash flows, parent company investment, and comprehensive income for the period December 12, 2003 through December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roadway LLC and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the period December 12 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
------------------------

Kansas City, Missouri
February 20, 2004

                           CONSOLIDATED BALANCE SHEET
                          Roadway LLC and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                             As of December 31, 2003

(in thousands)
--------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                           $     49,879
  Accounts receivable, less allowance of $5,205            343,231
  Fuel and operating supplies                                5,340
  Deferred income taxes, net                                16,113
  Prepaid expenses                                          12,935
                                                      ------------
    Total current assets                                   427,498
                                                      ------------
PROPERTY AND EQUIPMENT
  Land                                                     254,707
  Structures                                               378,087
  Revenue equipment                                        114,517
  Technology equipment and software                         22,223
  Other                                                     55,213
                                                      ------------
                                                           824,747
  Less - accumulated depreciation                           (3,285)
                                                      ------------
    Net property and equipment                             821,462

Goodwill                                                   596,845
Intangibles                                                460,372
Other assets                                                32,314
                                                      ------------
    Total assets                                      $  2,338,491
                                                      ============
LIABILITIES AND PARENT COMPANY INVESTMENT
CURRENT LIABILITIES
  Checks outstanding in excess of bank balances       $     37,215
  Accounts payable                                          81,486
  Advances payable to parent                                56,067
  Wages, vacations and employees' benefits                 186,400
  Claims and insurance accruals                             53,460
  Other current and accrued liabilities                     35,193
                                                      ------------
    Total current liabilities                              449,821
                                                      ------------
OTHER LIABILITIES
  Long-term debt                                           248,895
  Deferred income taxes, net                               213,689
  Claims and other liabilities                             334,321
  Commitments and contingencies

PARENT COMPANY INVESTMENT
  Capital surplus                                        1,097,221
  Retained earnings                                         (4,558)
  Accumulated other comprehensive loss                        (898)
                                                      ------------
    Total parent company investment                      1,091,765
                                                      ------------
    Total liabilities and parent company investment   $  2,338,491
                                                      ============

The notes to consolidated financial statements are an integral part of these statements.

                      STATEMENT OF CONSOLIDATED OPERATIONS
                          Roadway LLC and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
OPERATING REVENUE                           $  141,018

OPERATING EXPENSES:
  Salaries, wages and employees' benefits       93,842
  Operating expenses and supplies               22,300
  Operating taxes and licenses                   4,363
  Claims and insurance                           3,748
  Depreciation and amortization                  4,200
  Purchased transportation                      18,867
  Gains on property disposals, net                  (6)
                                            ----------
    Total operating expenses                   147,314
                                            ----------
      Operating loss                            (6,296)
                                            ----------

NONOPERATING (INCOME) EXPENSES:
  Interest expense                                 684
  Interest income                                  (35)
  Other                                            257
                                            ----------
    Nonoperating expenses, net                     906
                                            ----------

LOSS BEFORE INCOME TAXES                        (7,202)
INCOME TAX BENEFIT                              (2,644)
                                            ----------
NET LOSS                                    $   (4,558)
                                            ==========

The notes to consolidated financial statements are an integral part of these statements.

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                          Roadway LLC and Subsidiaries
             A wholly owned subsidiary of Yellow Roadway Corporation
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
OPERATING ACTIVITIES:
Net loss                                           $   (4,558)
Noncash items included in net loss:
  Depreciation and amortization                         4,200
  Gain on property disposals, net                          (6)
Changes in assets and liabilities, net:
  Accounts receivable                                  20,568
  Accounts payable                                     (5,191)
  Other working capital items                         (18,465)
  Claims and other                                        295
  Other                                                   317
                                                   ----------
  Net cash used in operating activities                (2,840)
                                                   ----------

INVESTING ACTIVITIES:
Acquisition of property and equipment                  (2,948)
Proceeds from disposal of property and equipment        1,203
                                                   ----------
  Net cash used in investing activities                (1,745)
                                                   ----------

FINANCING ACTIVITIES:
Advances from parent, net                             (51,843)
                                                   ----------
  Net cash used in financing activities               (51,843)
                                                   ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS             (56,428)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        106,307
                                                   ----------

CASH AND CASH EQUIVALENTS, END OF YEAR             $   49,879
                                                   ----------

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes received, net                         $      (28)
Interest paid                                               -
                                                   ==========

The notes to consolidated financial statements are an integral part of these statements.

                     STATEMENT OF PARENT COMPANY INVESTMENT
                          Roadway LLC and Subsidiaries
            A wholly owned subsidiary of Yellow Roadway Corporation
                For the period December 12 to December 31, 2003

(in thousands)
--------------
Balance at December 12, 2003 (purchase price)        $  1,097,221
Net loss                                                   (4,558)
Changes in foreign currency translation adjustment           (898)
                                                     ------------
 Balance at December 31, 2003                        $  1,091,765
                                                     ============

The notes to consolidated financial statements are an integral part of these statements.

                       STATEMENT OF COMPREHENSIVE INCOME
                          Roadway LLC and Subsidiaries
            A wholly owned subsidiary of Yellow Roadway Corporation
                For the period December 12 to December 31, 2003

(in thousands)
--------------
Net loss                                             $   (4,558)
Changes in foreign currency translation adjustment         (898)
                                                     ----------
  Comprehensive loss                                 $   (5,456)
                                                     ==========

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway LLC and Subsidiaries

DESCRIPTION OF BUSINESS

Roadway LLC (also referred to as "Roadway," "the Company," "we" or "our") is a holding company with two primary operating entities, Roadway Express, Inc. and Roadway Next Day Corporation. The operating subsidiaries are described as follows:

- Roadway Express, Inc. ("Roadway Express") is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Approximately 30 percent of Roadway Express shipments are completed in two days or less. Roadway Express owns 100 percent of Reimer Express Lines Ltd. ("Reimer") located in Canada that specializes in shipments into, across and out of Canada.

- Roadway Next Day Corporation is a holding company focused on business opportunities in the regional and next-day delivery lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. ("New Penn"), which provides superior quality regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation. Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock.

In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations ("Statement No. 141"), the acquisition was accounted for under purchase accounting. As a result, our Statements of Consolidated Operations and Statements of Consolidated Cash Flows include our results from the date of acquisition through December 31, 2003. Our Consolidated Balance Sheet as of December 31, 2003 includes our tangible and intangible assets and liabilities after valuing them at their fair values. In addition, Roadway LLC adopted the significant accounting policies of Yellow Roadway Corporation and utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods of Roadway Corporation.

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Roadway LLC and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not discussed in a separate note.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

CONCENTRATION OF CREDIT RISKS

We sell services and extend credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

REVENUE RECOGNITION

For shipments in transit, Roadway records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. In addition, Roadway recognizes revenue on a gross basis since the Company is the primary obligor even when the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway retains all credit risk. Management believes these policies most accurately reflect revenue as earned.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

CLAIMS AND INSURANCE ACCRUALS

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and property damage and liability that insurance does not cover. We include these costs in claims and insurance expense except for workers' compensation, which it includes in salaries, wages, and employees' benefits.

We base reserves for workers' compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of such claims. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs, and certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2003, estimated future payments related to these claims aggregated $189.7 million. The present value of these estimated future payments was $170.2 million at December 31, 2003.

PROPERTY AND EQUIPMENT

Roadway carries property and equipment at cost less accumulated depreciation. The values assigned to property and equipment at the date of the acquisition were principally determined by independent, third party appraisers. We compute depreciation using the straight-line method based on the following service lives:

                                    Years
                                    ------
Structures                          0 - 40
Revenue equipment                   5 - 14
Technology equipment and software   3 - 5
Other                               3 - 10
                                    ======

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset.

Our investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the period ended December 31, 2003, the amount capitalized was immaterial to the Company's financial statements.

For the period December 12 through December 31, 2003, depreciation expense was $3.6 million.

IMPAIRMENT OF LONG-LIVED ASSETS

If facts and circumstances indicate that the carrying value of identifiable amortizable intangibles and property, plant and equipment may be impaired, we would perform an evaluation of recoverability in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation were required, we would compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

RELATED PARTY TRANSACTIONS

At December 31, 2003, we had net short-term advances payable of $56.1 million due to our parent, Yellow Roadway Corporation.

ACQUISITION

In accordance with Statement No. 141, Yellow Roadway allocates the purchase price of its acquisitions to the tangible and intangible assets and liabilities of the acquired entity based on their fair values. Yellow Roadway records the excess purchase price over the fair values as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using estimates and assumptions provided by management. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets' fair value. Intangible assets with estimatable useful lives are amortized on a straight-line basis over their respective useful lives.

ROADWAY CORPORATION

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation and all of its outstanding stock in approximately a half cash, half stock transaction. As part of the transaction, Yellow Corporation changed its name to Yellow Roadway Corporation. In addition, Roadway Corporation became Roadway LLC ("Roadway") and a wholly owned subsidiary of Yellow Roadway. Principal operating subsidiaries of Roadway include Roadway Express and New Penn. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. New Penn is a next-day, ground, less-than-truckload, carrier of general commodities. The acquisition now provides Yellow Roadway with the increased scale, strong financial base and market reach that are necessary to increase shareholder value and enhance customer service. It also has the potential to accelerate the Yellow Roadway strategy of offering a broader range of services for business-to-business transportation decision makers.

Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock, based on an exchange ratio of 1.752 and an average price per share of $31.51, for a total purchase price of $1.1 billion. The purchase price also included approximately $19 million for investment banking, legal and accounting fees that Yellow Roadway incurred to consummate the acquisition, resulting in total cash consideration of $513 million. In addition, by virtue of the merger, Roadway LLC assumed $225.0 million of principal senior notes with a fair value of $248.9 million. The cash portion of the purchase price was funded primarily through a term loan of $175 million under a new credit facility, a private placement of $250 million of 5.0 percent contingent convertible senior notes due 2023 and a private placement of $150 million of 3.375 percent contingent convertible senior notes due 2023. The
18.0 million common shares

Yellow Roadway issued were valued based on the simple average of the daily opening and closing trade prices for the period December 9 through December 15, 2003, which represents two days prior and after the date the price was fixed under the terms of the merger agreement.

Prior to the acquisition, Roadway had agreements in place with key management personnel that would require Roadway to pay specific amounts to those individuals upon a change in control of the entity. On December 11, 2003, in conjunction with the closing of the transaction, Roadway paid $15.9 million to the individuals covered by the agreement that would not be joining the new Yellow Roadway organization. This amount was expensed in the pre-acquisition financial statements of Roadway Corporation. The remaining amount covered under the agreement of $10.6 million was placed in a trust account for possible payment to the three individuals that remain Roadway employees. If any of these individuals are terminated within two years and the applicable conditions of their respective agreements are met, they would receive the agreed to payments, and Roadway LLC would recognize an expense for those payments at the time of the triggering event. If termination does not occur within two years, the funds will be released from restriction and reclassified from a long-term asset to cash on our Consolidated Balance Sheet.

Based on an independent valuation prepared using estimates and assumptions provided by management, Yellow Roadway allocated the total purchase price of approximately $1.1 billion as follows:

(in thousands)
--------------
Cash and cash equivalents       $    106,307
Accounts receivable                  373,695
Other current assets                  36,202
Property, plant and equipment        823,443
Other long-term assets                32,436
Intangible assets                    461,300
Goodwill                             597,070
Accounts payable                    (127,148)
Other current liabilities           (406,382)
Long-term debt                      (249,165)
Deferred income taxes, net          (214,542)
Other long-term liabilities         (335,995)
                                ------------
Total purchase price            $  1,097,221
                                ============

As the Roadway acquisition occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheet is preliminary and subject to refinement. Although Yellow Roadway does not expect any subsequent changes to have a material impact on its results of operations or amounts allocated to goodwill, such changes could result in material adjustments to the preliminary purchase allocation. The most significant pending items include the following: finalization of independent asset valuation for the Roadway tangible and intangible assets including associated remaining lives; completion of all direct costs associated with the acquisition; updating Roadway personnel information used to calculate the pension benefit obligation; determination of the fair value of tax-related contingencies; calculation of an estimate for certain contractual obligations; and numerous other refinements. Yellow Roadway expects substantially all of the above refinements will be completed by the end of second quarter 2004.

Intangible Assets

Of the $461.3 million allocated to intangible assets, $333.5 million was assigned to the Roadway and New Penn trade names which are not subject to amortization. Of the remaining value, $111.8 million and $16.0 million were assigned to customer relationships and software related assets, respectively. Yellow Roadway assigned the customer relationships and software assets a weighted average life of 16.5 years and 3 years, respectively.

Goodwill

In considering the acquisition of Roadway, Yellow Corporation based its proposed purchase price on the increased value that the combined Yellow Roadway organization could provide to its investors, customers and employees. This value can be attributed to the increased scale and ability to compete in a highly competitive domestic and global transportation marketplace, the reputation and recognition of the distinct brands, and the service capabilities and technologies of both companies. Yellow Roadway recorded $597.1 million in goodwill as part of the acquisition, allocating $474.8 million to Roadway Express and $122.3 million to New Penn. Of the total goodwill recorded, the amount that may be deductible for tax purposes is not material to the results of operations of Yellow Roadway.

GOODWILL AND INTANGIBLES

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with Statement No. 142, we do not amortize goodwill and review goodwill at least annually for impairment based on a fair value approach.

The following table shows the amount of goodwill attributable to each segment with goodwill balances and changes therein:

                                                         Foreign Equity
                                                          Translation
 (in thousands)                 December 12, 2003          Adjustment           December 31, 2003
-------------------------------------------------------------------------------------------------
Roadway Express                    $  474,738                $   (225)              $  474,513
New Penn                              122,332                       -                  122,332
                                   ----------                --------               ----------
Goodwill                           $  597,070                $   (225)              $  596,845
                                   ==========                ========               ==========

The components of amortizable intangible assets at December 31, 2003 are as follows:

                             Weighted
                              Average            Gross
                               Life             Carrying            Accumulated
 (in thousands)               (years)            Amount             Amortization
--------------------------------------------------------------------------------
Customer related               16.5            $  111,800             $    356
Technology based                  3                16,000                  273
                                               ----------             --------
Intangible assets                              $  127,800             $    629
                                               ==========             ========

Total marketing related intangible assets with indefinite lives were $333.2 million at December 31, 2003. These intangible assets are not subject to amortization. The gross carrying amount of intangibles at December 31, 2003 included approximately $371.1 million of Roadway Express assets and $89.3 million of New Penn assets.

Amortization expense for intangible assets, as reflected in our net loss, was $0.6 million for the period December 12 through December 31, 2003. Estimated amortization expense for the next five years is as follows:

(in thousands)                             2004            2005            2006            2007            2008
-----------------------------------------------------------------------------------------------------------------
Estimated amortization expense           $ 12,101        $ 12,101        $ 11,827         $ 6,767         $ 6,767
                                         ========        ========        ========         =======         =======

EMPLOYEE BENEFITS

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Qualified and Nonqualified Defined Benefit Pension Plans

With the exception of New Penn and Reimer, Roadway and its operating subsidiaries sponsor qualified and nonqualified defined benefit pension plans for most employees not covered by collective bargaining agreements (approximately 6,000 employees). Qualified and nonqualified pension benefits are based on years of service and the employees' covered earnings. Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which Roadway contributes, as discussed later in this section. New Penn does not offer defined benefit pension plans and instead offers retirement benefits through a contributory profit sharing plan. Additionally, beginning January 1, 2004, all new nonunion employees will participate in a new defined contribution retirement plan. The existing Roadway defined benefit pension plan will be closed to new participants.

Our funding policy is to target contributions at the minimum required tax-deductible contribution for the year while taking into consideration each plan's funded status, any variable Pension Benefit Guarantee Corporation premiums and the outlooks for required funding. Our actuarial valuation measurement date for our principal pension plans and post retirement benefits plan is December 31.

Other Postretirement Benefit Plan

Roadway LLC sponsors a postretirement healthcare benefit plan that covers non-union employees of Roadway hired before February 1, 1997. Health care benefits under this plan end when the participant attains age 65.

Definitions

We have defined the following terms to provide a better understanding of our pension and other postretirement benefits:

Projected benefit obligation: The projected benefit obligation is the present value of future benefits to employees attributed to service as of the measurement date, including assumed salary increases.

Plan assets: Represents the assets currently invested in the plans. Assets used in calculating the funded status are measured at the current market value at December 31.

Funded status: The funded status represents the difference between the projected benefit obligation and the market value of the assets.

Net amount recognized: The net amount recognized represents the amount accrued by Roadway for pension costs.

Unfunded accumulated benefit obligation: The accumulated benefit obligation is the present value of future benefits attributed to service as of the measurement date, assuming no future salary growth. The unfunded accumulated benefit obligation represents the difference between the accumulated benefit obligation and the fair market value of the assets.

Accumulated postretirement benefit obligation: The accumulated postretirement benefit obligation is the present value of other postretirement benefits to employees attributed to service as of the measurement date.

Funded Status

The following table sets forth the plans' funded status for the period December 12 through December 31, 2003:

                                                                              Other
                                                                          Postretirement
(in thousands)                                     Pension Benefits          Benefits
----------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at December 12, 2003                $ 457,181            $  52,934
Service cost                                               1,192                  109
Interest cost                                              1,461                  169
Benefits paid                                             (5,119)                (136)
                                                       ---------            ---------
Benefit obligation at year end                         $ 454,715            $  53,076
                                                       =========            =========
CHANGE IN PLAN ASSETS:
Fair value of plan assets at December 12, 2003         $ 280,601            $       -
Actual return on plan assets                               7,574                    -
Employer contributions                                         -                  134
Benefits paid                                             (5,119)                (134)
                                                       ---------            ---------
Fair value of plan assets at year end                  $ 283,056            $       -
                                                       =========            =========
FUNDED STATUS:
Funded status                                          $(171,659)           $ (53,076)
Unrecognized net actuarial (gain)/loss                    (6,309)                  (2)
                                                       ---------            ---------
Net amount recognized                                  $(177,968)           $ (53,078)
                                                       =========            =========

Benefit Plan Obligations

Amounts recognized for the benefit plan liabilities in the Consolidated Balance Sheet at December 31, 2003 are as follows:

                                                                                 Other
                                                                            Postretirement
(in thousands)                                      Pension Benefits           Benefits
------------------------------------------------------------------------------------------
(Accrued) benefit costs                                 $ (177,968)            $(53,078)
                                                        ----------             --------
Net amount recognized                                   $ (177,968)            $(53,078)
                                                        ==========             ========

Weighted average actuarial assumptions used to determine benefit obligations at December 31, 2003:

                                                                                      Other
                                                                                  Postretirement
                                                            Pension Benefits         Benefits
------------------------------------------------------------------------------------------------
Discount rate                                                     6.25%                6.25%
Rate of increase in compensation levels                           3.25%                   -

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2003:

(in thousands)
-------------------------------------------------------------
Projected benefit obligation                        $ 454,715
Accumulated benefit obligation                        378,485
Fair value of plan assets                             283,056

Plan assets by category

Plan assets as a percentage of total plan assets at December 31, 2003 are as follows:

Asset Category
--------------------------------------------------------------------------------
Equity securities                                                            70%
Debt securities                                                              30%
                                                                            ---
     Total                                                                  100%
                                                                            ===

Our investment policies are based on target asset allocations. We review our pension portfolio periodically and rebalance when significant differences occur from target. Target asset allocations are as follows:

Small-cap U.S. equities                                                      12.5%
Mid-cap U.S. equities                                                        12.5%
Large-cap U.S. equities                                                      25.0%
International equities                                                       15.0%
Fixed-income securities                                                      35.0%
                                                                            -----
     Total                                                                  100.0%
                                                                            =====

Contributions

We expect to contribute approximately $20 million to our pension plans in 2004.

Pension and Other Postretirement Costs

The components of our net periodic pension cost and other postretirement costs from the date of acquisition through December 31, 2003, were as follows:

                                                                                     Other
                                                                                 Postretirement
(in thousands)                                                  Pension Costs        Costs
-----------------------------------------------------------------------------------------------
Service cost                                                       $ 1,192         $   109
Interest cost                                                        1,461             169
Expected return on plan assets                                      (1,266)              -
                                                                   -------         -------
Net periodic pension cost                                          $ 1,387         $   278
                                                                   =======         =======
Weighted average assumptions for the period ended December 31:
Discount rate                                                         6.75%           6.25%
Rate of increase in compensation levels                               3.25%              -
Expected rate of return on assets                                     8.50%              -
                                                                   =======         =======

We developed the expected long-term rate of return on assets assumption by considering the historical returns and the future expectations for returns of each asset class, as well as the target asset allocation of the pension portfolio. We believe our 2003 expected rate of return of 8.5 percent accurately represents our investment portfolio that has performed to this level over time. We have increased the rate of return to 8.75 percent as a result of the acquisition by Yellow Corporation and the combined asset portfolio of both entities in determining the 2004 pension expense.

Other Postretirement Benefit Plans

Assumed health care cost trend rates at December 31, 2003 are as follows:

Health care cost trend used in the current period                                       11.5%
Health care cost trend rate assumed for next year                                       10.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)        5.0%
Year that the rate reaches the ultimate trend rate                                      2010
                                                                                        ====

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The policy of Roadway LLC regarding the management of health care costs passes the increase beyond a fixed threshold to the plan participants. As a result, a one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and the interest cost components. A one-percentage-point decrease in assumed health care cost trend rates would have the following effects:

(in thousands)
-------------------------------------------------------
Effect on total of service and interest cost     $  618
Effect on postretirement benefit obligation       5,938
                                                 ======

MULTI-EMPLOYER PLANS

Roadway Express and New Penn contribute to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 75 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the "Central States Plan") provides retirement benefits to approximately 54 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid. Roadway contributed and charged to expense the following amounts to these plans for the period from the date of acquisition through December 31, 2003:

(in thousands)
------------------------------
Health and welfare     $ 8,851
Pension                 10,478
                       -------
Total                  $19,329
                       =======

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express and New Penn have no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Express and New Penn each have collective bargaining agreements with their unions that stipulate the amount of contributions each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. If any of these plans, including (without limitation) the Central States Plan, fail to meet these requirements and the trustees of these plans are unable to obtain waivers of the requirements from the Internal Revenue Service ("IRS") or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway.

401(k) SAVINGS PLANS

Roadway and its operating subsidiaries each sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of contributory 401(k) savings plans and noncontributory profit sharing plans. The 401(k) savings plans offered by Roadway Express provide a fixed matching percentage of 100 percent of the first four and a half percent of an eligible employee's contributions. We provide the entire matching component of the Roadway plans with Yellow Roadway common stock. Contributions for the period December 12 through December 31, 2003, were not material to our operations.

Our employees covered under collective bargaining agreements can also participate in a contributory 401(k) plan. We do not make employer contributions to the plan on their behalf.

DEBT AND FINANCING

Roadway has $225.0 million face value of 8.25 percent senior notes due in full on December 1, 2008 ("senior notes due 2008"), with interest payments due semi-annually on June 1 and December 1. The senior notes due 2008 were revalued as part of purchase accounting and assigned a fair value of $249.2 million on December 11, 2003. The premium over the face value of the senior notes due 2008 will be amortized as a reduction to interest expense over the remaining life of the notes. The unamortized premium at December 31, 2003 was $23.9 million for a total amount of $248.9 million. The senior notes due 2008 are secured by assets of certain Roadway LLC subsidiaries. In addition, certain Roadway LLC subsidiaries have pledged their stock to secure these notes. The carrying value of the debt approximates the fair value at December 31, 2003.

At December 31, 2003, Reimer had a $10.0 million secured revolving line of credit available with no outstanding borrowings. In the first quarter of 2004, we closed the facility.

INCOME TAXES

Deferred income taxes are determined based upon the difference between the book and the tax basis of our assets and liabilities. Deferred taxes are recorded at the enacted tax rates expected to be in effect when these differences reverse. The deferred tax liabilities (assets) were not materially different at December 12, 2003 compared to the deferred tax liabilities (assets) comprised of the following at December 31, 2003:

(in thousands)
-------------------------------------
Depreciation                $ 177,923
Employee benefits              28,653
Intangibles                   181,072
Other                             308
                            ---------
  Gross tax liabilities     $ 387,956
                            ---------
Claims and insurance        $ (65,324)
Employee benefits            (113,191)
Other                         (16,993)
Valuation allowance             5,128
                            ---------
  Gross tax assets          $(190,380)
                            ---------

Net tax liability           $ 197,576
                            =========

At December 31, 2003, the Company has approximately $5.9 million of foreign net operating loss carry forwards, which have expiration dates ranging from 2009 to 2013. For financial reporting purposes, a valuation allowance of $2.0 million has been recognized to offset the deferred tax asset relating to certain foreign net operating loss carry forwards. In addition, the Company recorded approximately $7.9 million of deferred income tax assets for investment in certain joint ventures. For financial reporting purposes, a valuation allowance of $3.1 million has been recognized to offset the deferred tax assets relating to investment in such joint ventures.

We have a tax sharing agreement with our parent that requires us to share in our parent's consolidated tax burden based on our respective share of taxable income or losses relative to our parent's other subsidiaries. In addition, we retain any respective tax credits related to our operations.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from our net loss for the period December 12 through December 31, 2003 is as follows:

Federal statutory rate                         35.0%
State income taxes, net                         4.3
Nondeductible business expenses                (2.0)
Foreign tax credit and rate differential       (1.2)
Other, net                                      0.6
                                               ----
Effective tax rate                             36.7%
                                               ====

The income tax benefit for the period December 12 through December 31, 2003 consisted of the following:

(in thousands)
----------------------------------------------------
Current:
U.S federal                                $(1,608)
State                                         (444)
Foreign                                         16
                                           -------
Current income tax benefit                 $(2,036)
                                           -------

Deferred:
U.S federal                                $  (362)
State                                          (34)
Foreign                                       (212)
                                           -------
Deferred income tax benefit                $  (608)
                                           -------

Income tax benefit                         $(2,644)
                                           -------

Based on the loss before income taxes:
Domestic                                   $(6,372)
Foreign                                       (830)
                                           -------
Loss before income taxes                   $(7,202)
                                           =======

COMMITMENTS, CONTINGENCIES, AND UNCERTAINTIES

Roadway incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to operating expense and supplies on the Statement of Consolidated Operations. Actual rental expense, as reflected in our net loss, was $2.9 million for the period December 12 through December 31, 2003.

We utilize certain terminals and equipment under operating leases. At December 31, 2003, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)                    2004         2005           2006           2007          2008          Thereafter
-------------------------------------------------------------------------------------------------------------------
Minimum annual rentals          $40,833      $ 28,278        $18,743       $13,585        $ 9,075         $ 10,931

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2004 net capital expenditures are expected to be $95 to $105 million, of which $12 million was committed at December 31, 2003.

We are involved in litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.

Tax Matters

Roadway Express is responsible for certain federal tax obligations under a tax sharing agreement with its former parent corporation. The former parent of Roadway Express, Caliber System, Inc. (which subsequently was acquired by FDX Corporation, a wholly owned subsidiary of FedEx Corporation), is involved in tax litigation with the IRS for tax years 1994 and 1995, years prior to Caliber System, Inc.'s spin-off of Roadway. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. FedEx Corporation filed a petition challenging the IRS's position, and this matter is presently in litigation. We are unable to predict the ultimate outcome of this matter; however, the former parent of Roadway Express intends to vigorously contest these proposed adjustments.

Under tax sharing agreements entered into by Roadway Express and its former parent at the time of the spin-off, Roadway LLC, a wholly owned Subsidiary of Yellow Roadway Corporation and successor in interest to Roadway Corporation, is obligated to reimburse its former parent for any additional taxes and interest that related to Roadway Express business prior to the spin-off. The amount and timing of any payments is dependent on the ultimate resolutions of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, Roadway Express made a $14 million payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995.

We estimate the maximum remaining payments that may be due to the former parent of Roadway Express to be approximately $19 million in additional taxes and $5 million in related interest, net of tax benefit. We have established specific reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of Roadway LLC to the former parent of Roadway Express will not have a material adverse effect on the financial position of Roadway LLC.

In addition, Roadway LLC, as successor in interest to Roadway Corporation, has a similar tax issue in each of its subsequent income tax returns and the IRS has made additional claims for taxes for tax years 1996 through 2000. The outcome of these proposed adjustments is dependent upon the outcome of the existing tax litigation. We estimate that the potential taxes and interest, net of tax effect, for all years subsequent to 1995 are approximately $10 million and $3 million, respectively.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. Our estimates of costs are developed based on internal evaluations and, when necessary, recommendations from external environmental consultants. These accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and the amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. These accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Where we have been identified as a potentially responsible party in a United States federal "Superfund" site, we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by us to the total volume of waste at the site.

BUSINESS SEGMENTS

Roadway reports financial and descriptive information about its reportable operating segments on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments. We manage the segments separately because each requires different operating, marketing and technology strategies. We evaluate performance primarily on adjusted operating income and return on capital.

Roadway has two reportable segments, which are strategic business units that offer complementary transportation services to their customers. Roadway Express is a unionized carrier that provides comprehensive regional, national and international transportation services. New Penn is also a unionized carrier that focuses on business opportunities in the regional and next-day markets.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies note. We charge management fees and other corporate services to our segments based on the direct benefits received or as a percentage of revenue. Corporate identifiable assets primarily refer to cash, cash equivalents and an investment in joint venture.

Revenue from foreign sources totaled $5.7 million for the period December 12 through December 31, 2003, and is largely derived from Canada and Mexico.

The following table summarizes our operations by business segment from December 12 through December 31, 2003 and identifiable assets as of December 31, 2003:

                                    Roadway           New             Corporate /
(in thousands)                      Express           Penn            Eliminations   Consolidated
--------------------------------------------------------------------------------------------------
External revenue                  $   131,248      $     9,770          $     -      $   141,018
Operating loss                         (6,075)            (221)               -           (6,296)
Identifiable assets                 2,002,421          340,713           (4,643)       2,338,491
Capital expenditures, net               1,216              534               (5)           1,745
Depreciation and amortization           3,455              745                -            4,200

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

GUARANTEES OF THE SENIOR NOTES DUE 2008

Roadway LLC, the primary obligor of the senior notes due 2008, and its following 100 percent owned subsidiaries issued guarantees in favor of the holders of the notes: Roadway Next Day Corporation, New Penn Motor Express, Inc., Roadway Express, Inc., Roadway Reverse Logistics, Inc. and Roadway Express International, Inc. In addition, per virtue of the merger agreement, Yellow Roadway Corporation issued a guarantee in favor of the holders of the notes. Each of the guarantees is full and unconditional and joint and several.

The summarized consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of Roadway LLC or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents summarized condensed consolidating financial information of Roadway LLC and its subsidiaries as of December 31, 2003 with respect to the financial position, and for the period from the date of acquisition through December 31, 2003 for results of operations and cash flow. The primary obligor column presents the financial information of Roadway LLC. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the senior notes due 2008 with the exception of Yellow Roadway, the holding company. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including Roadway Funding, Inc., the special-purpose entity that managed our ABS agreement, and those subsidiaries that are governed by foreign laws.

Condensed Consolidating Balance Sheets


December 31, 2003                              Primary         Guarantor      Non-Guarantor
(in thousands)                                 Obligor        Subsidiaries     Subsidiaries     Eliminations     Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                    $         -      $    43,530      $     6,349      $         -      $    49,879
Intercompany advances receivable                  38,042           56,003          103,582         (197,627)               -
Accounts receivable, net                               -          325,783           17,448                -          343,231
Prepaid expenses and other                           240           34,149               (1)               -           34,388
                                             -----------      -----------      -----------      -----------      -----------
  Total current assets                            38,282          459,465          127,378         (197,627)         427,498
Property and equipment                                 -          811,672           13,075                -          824,747
Less - accumulated depreciation                        -           (3,149)            (136)               -           (3,285)
                                             -----------      -----------      -----------      -----------      -----------
  Net property and equipment                           -          808,523           12,939                -          821,462
Investment in subsidiary                         592,413           29,115                -         (621,528)               -
Intercompany note receivable                     650,000                -                -         (650,000)               -
Goodwill and other assets                         20,778        1,034,203           34,550                -        1,089,531
                                             -----------      -----------      -----------      -----------      -----------
  Total assets                               $ 1,301,473      $ 2,331,306      $   174,867      $(1,469,155)     $ 2,338,491
                                             ===========      ===========      ===========      ===========      ===========

Accounts payable                             $     1,372      $   110,159      $     7,170      $         -      $   118,701
Advances payable to parent                             -          127,273          126,421         (197,627)          56,067
Wages, vacations and employees' benefits           1,000          182,218            3,182                -          186,400
Other current and accrued liabilities            (31,463)         117,918            2,198                -           88,653
                                             -----------      -----------      -----------      -----------      -----------
  Total current liabilities                      (29,091)         537,568          138,971         (197,627)         449,821
Intercompany debt                                      -          650,000                -         (650,000)               -
Long-term debt, less current portion             248,895                -                -                -          248,895
Deferred income taxes, net                       (11,590)         218,498            6,781                -          213,689
Claims and other liabilities                       1,494          332,827                -                -          334,321
Parent company investment                      1,091,765          592,413           29,115         (621,528)       1,091,765
                                             -----------      -----------      -----------      -----------      -----------
  Total liabilities and parent
     company investment                      $ 1,301,473      $ 2,331,306      $   174,867      $(1,469,155)     $ 2,338,491
                                             ===========      ===========      ===========      ===========      ===========

Condensed Consolidating Statements of Operations

For the period December 12 to
December 31, 2003                            Primary      Guarantor     Non-Guarantor
(in thousands)                               Obligor     Subsidiaries    Subsidiaries   Eliminations   Consolidated
-------------------------------------------------------------------------------------------------------------------
Operating revenue                           $       -      $ 135,325      $   5,715      $     (22)     $ 141,018
                                            ---------      ---------      ---------      ---------      ---------
Operating expenses:
Salaries, wages and employees' benefits           120         91,323          2,399              -         93,842
Operating expenses and supplies                   (75)        21,154          1,243            (22)        22,300
Operating taxes and licenses                      (45)         4,289            119              -          4,363
Claims and insurance                                -          3,648            100              -          3,748
Depreciation and amortization                       -          3,974            226              -          4,200
Purchased transportation                            -         16,501          2,366              -         18,867
Gains on property disposals, net                    -             (6)             -              -             (6)
                                            ---------      ---------      ---------      ---------      ---------
  Total operating expenses                          -        140,883          6,453            (22)       147,314
                                            ---------      ---------      ---------      ---------      ---------
  Operating income (loss)                           -         (5,558)          (738)             -         (6,296)
                                            ---------      ---------      ---------      ---------      ---------
Nonoperating (income) expenses:                                                                                 -
Interest expense                                  688          2,870             27         (2,901)           684
Other, net                                     (2,897)           172             46          2,901            222
                                            ---------      ---------      ---------      ---------      ---------
  Nonoperating (income) expenses, net          (2,209)         3,042             73              -            906
                                            ---------      ---------      ---------      ---------      ---------
Income (loss) before income taxes               2,209         (8,600)          (811)             -         (7,202)
  Income tax provision (benefit)                  776         (3,231)          (189)                       (2,644)
Subsidiary earnings                            (5,991)          (622)             -          6,613              -
                                            ---------      ---------      ---------      ---------      ---------
Net income (loss)                           $  (4,558)     $  (5,991)     $    (622)     $   6,613      $  (4,558)
                                            =========      =========      =========      =========      =========

Condensed Consolidating Statements of Cash Flows

For the period December 12 to
December 31, 2003                            Primary      Guarantor     Non-Guarantor
(in thousands)                               Obligor     Subsidiaries    Subsidiaries   Eliminations   Consolidated
-------------------------------------------------------------------------------------------------------------------
Operating activities:
Net cash from (used in) operating
   activities                              $ (23,817)     $  22,315      $  (1,338)        $   -        $  (2,840)
                                           ---------      ---------      ---------         -----        ---------

Investing activities:
Acquisition of property and equipment              -         (2,948)             -             -           (2,948)
Proceeds from disposal of property                 -          1,038            165             -            1,203
  and equipment
                                           ---------      ---------      ---------         -----        ---------
  Net cash from (used in) investing
   activities                                      -         (1,910)           165             -           (1,745)
                                           ---------      ---------      ---------         -----        ---------
Financing Activities:

Advances from parent, net                          -        (51,843)             -             -          (51,843)
                                           ---------      ---------      ---------         -----        ---------
  Net cash provided by (used in)
    financing activities                           -        (51,843)             -             -          (51,843)
                                           ---------      ---------      ---------         -----        ---------
Net increase (decrease) in cash and cash     (23,817)       (31,438)        (1,173)            -          (56,428)
  equivalents

Cash and cash equivalents, beginning of
  period                                      23,817         74,968          7,522             -          106,307
                                           ---------      ---------      ---------         -----        ---------
Cash and cash equivalents, end of year     $       -      $  43,530      $   6,349         $   -        $  49,879
                                           =========      =========      =========         =====        =========